FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

November 26, 2010

Item 3.

News Release

The news release was disseminated through Canada News Wire on November 26, 2010.

Item 4.

Summary of Material Change

Non-Brokered Private Placement

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Vancouver, Canada, November 26th, 2010 -  CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”) wishes to announce a non-brokered private placement of Units for up to $7,500,000.

The Company plans to issue 4,687,500 Units at a price of $1.60 per unit, of which a maximum of 935,000 may be issued as Flow-Through Units.  Each Ordinary Unit will consist of one common share of the Company and one-half of a share purchase warrant.  Each Flow-Through Unit will consist of one flow-through common share of the Company and one-half of a share purchase warrant.  Each whole warrant will be exercisable into one common share at a price of $1.90 per common share for a period of 24 months from the close of the private placement.

The ordinary portion of the planned placement is to accommodate significant investment interest from Asian parties.  The proceeds from the unit offering will be utilized for uranium exploration in Canada and for general corporate purposes.  Finders’ fees may be payable in connection with these proposed placements. The above private placement is subject to regulatory approval.

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 26rh day of November 2010.